October 23, 2007
VIA EDGAR TRANSMISSION
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FGX International Holdings Limited Registration Statement on Form S-1 (File No. 333-139525)
     Dear Mr. Mumford:
     On behalf of FGX International Holdings Limited (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 11 (“Amendment No. 11”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-139525), originally filed with the Commission on December 20, 2006 and previously amended on February 7, 2007, March 21, 2007, June 28, 2007, July 27, 2007, August 10, 2007, August 21, 2007, September 10, 2007, September 27, 2007, October 4, 2007 and October 18, 2007 (as amended, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 11 responds to comments received from the Commission’s staff (the “Staff”) by letter dated October 18, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which such revised text now appears in Amendment No. 11. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 11.
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Jay Mumford
Securities and Exchange Commission
October 23, 2007

Exhibit 5.1
1.	Please reconcile the number of shares subject to the over-allotment option as described in the first paragraph with the disclosure on the prospectus cover page.

In response to the Staff’s comment, the Registrant has reconciled the number of shares subject to the over-allotment option as described in the first paragraph with the disclosure on the prospectus cover page. Please refer to revised Exhibit 5.1 to Amendment No. 11 (the “Revised Opinion”), which reflects the revision.

2.	From the fourth paragraph, it appears that the opinion is restricted to one act of British Virgin Islands statutory law and excludes the effect of any other applicable laws in the British Virgin Islands. Please file an opinion that covers all laws in your jurisdiction of incorporation applicable to the issues required to be addressed by Regulation S-K Item 601(b)(5). Please see section VIII.A.14 of the Division’s November 14, 2000 Outline of Current Issues and Rulemaking Projects available on our web site.

In response to the Staff’s comment, the Registrant has revised the Revised Opinion as requested.

3.	Investors are entitled to rely on the opinion that you file per Regulation S-K Item 601(b)(5). Please file an opinion that does not imply to the contrary, as in the last sentence of your current exhibit.

In response to the Staff’s comment, the Registrant has revised the Revised Opinion as requested.
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     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification with respect to Amendment No. 11, please do not hesitate to contact the undersigned by telephone at 954-768-8235 or Donn A. Beloff at 954-768-8283.

Sincerely,
/s/ BRIAN J. GAVSIE
Brian J. Gavsie

CC: Alec Taylor, CEO of the Registrant